SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)

                      Citizens First Financial Corporation
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                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)
                                    174623108
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                               (page 1 of 5 pages)

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CUSIP No. 174623108              13D/A                        Page 2 of 5 Pages


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     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             JANA PARTNERS LLC
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]
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     3   SEC USE ONLY
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     4  SOURCE OF FUNDS
                                       WC
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     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]
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     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                          DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                       -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                   -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                   -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                   -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   -0-
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     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  0.00%
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     14        TYPE OF REPORTING PERSON
                                   IA
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CUSIP No. 174623108              13D/A                        Page 3 of 5 Pages


The following constitutes Amendment #4 to the Schedule 13D filed by the undersigned.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

(a) On November 8, 2004, JANA Partners LLC sold all 119,435 Shares of the Issuer's Common Stock. As a result, as of the close of business on November 8, 2004, JANA Partners LLC beneficially owned -0- Shares of Common Stock and ceased to be a Reporting Person for purposes of Rule 13d-1.

(b) Not applicable.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) Not applicable.

(e) As of November 8, 2004, the Reporting Person ceased to be a beneficial owner of more than five percent of Common Stock.



Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                                 None.

CUSIP No. 174623108                       13D/A       Page 4 of 5 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 9, 2004                  JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein
                                                -----------------------
                                                Barry S. Rosenstein
                                                Managing Partner



                                          By:  /s/  Gary Claar
                                               -------------------
                                               Gary Claar
                                               Managing Director

CUSIP No. 174623108              13D/A                        Page 5 of 5 Pages




                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
 Shares of Common Stock           Price Per                        Date of
    Purchased (Sold)              Share($)                     Purchase (Sale)
    ----------------              ---------                    ---------------

                                JANA PARTNERS LLC
                             -----------------------

      119,435                       32.30                          11/8/04